86

02049076

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cal Star Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

FILE NO. 82- 2406 FISCAL YEAR 2/28/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/6/02

82-2406

02 AUG -6 AM 11:51

ARIS
2-28-02

CAL-STAR INC.
***(formerly* Future Link Systems Inc.)**
Suite 507 - 837 West Hastings Street
Vancouver, BC V6C 3N6

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of **CAL-STAR INC.** (the *"Company"*) will be held at Suite 507, 837 West Hastings Street, in the City of Vancouver, BC, on Thursday, the 22nd day of August, 2002 at the hour of 9:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To appoint Amisano Hanson, Chartered Accountants, as the auditors of the Company until the next annual general meeting.

2. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

3. To elect the directors of the Company for the ensuing year.

4. To approve a resolution to:

    - approve the change of the Company's primary business focus to mining and mineral exploration, production and marketing;

    - authorize the Company to enter into one or more agreements in the next 12 months that will result in the acquisition of one or more mining properties, including the acquisition from Amanta Ltd. of a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property, located in Satun Province, Southern Thailand for $50,000.00 US;

    - approve the consideration to be paid for any such acquisition or acquisitions to be comprised of cash or common shares or any combination thereof as the Board of Directors of the Company shall approve; and

    - authorize any one director or officer of the Company to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

5. To approve a resolution to change the name of the Company to *"Amanta Resources Ltd."* or such other name as may be acceptable to the directors of the Company and to the regulatory authorities having jurisdiction over it.

6. To approve a private placement of up to a total of 6,500,000 units in the capital stock of the Company as disclosed in the Information Circular dated July 19th, 2002 to various investors at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each one warrant entitles the holder thereof to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units.

7. To approve a resolution to authorize the Company to issue 1,272,860 common shares at a deemed price of $0.10 per share to Anton J. Drescher in settlement of outstanding debts owed to him in the amount of $127,286, as more particularly set out in the accompanying Information Circular

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Pacific Corporate Trust Company, Suite 830 - 625 Howe Street, Vancouver, BC, V6C 3B8. *In order to be valid and acted upon at the meeting, Instruments of Proxy must be received* at the aforesaid address not less than 24 hours before the time set for the holding of the meeting or any adjournment thereof or by the Chairman of the meeting at the scheduled commencement of the meeting.

The Company has fixed the close of business on the 22nd of June, 2002 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 19th day of July, 2002.

By Order of the Board of
CAL-STAR INC.

"Anton J. Drescher"
ANTON J. DRESCHER,
President

CAL-STAR INC.
***(formerly* FUTURE LINK SYSTEMS INC.)**
Suite 507 - 837 West Hastings Street
Vancouver, BC V6C 3N6

INFORMATION CIRCULAR
(As at July 19th, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of **Cal-Star Inc.** (the *"Company"*) for use at the annual general meeting (the *"Meeting"*) of the Company to be held at #507, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, on Thursday, the 22nd day of August, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or solicitating agents. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company.

A shareholder wishing to appoint some other person who need not be a shareholder to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, BC, V6C 3B8, *not less than 24 hours before the time fixed for the Meeting* or with the Chairman of the Meeting at the scheduled commencement of the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

A shareholder who has given a proxy may revoke it by an instrument in writing deposited with Pacific Corporate Trust Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

APPOINTMENT AND REVOCATION OF PROXY BY NON-REGISTERED SHAREHOLDERS

All non-registered holders of common shares of the Company who receive this Information Circular and Notice of Meeting through a broker or other intermediary should complete and return the form of proxy entitling such beneficial owners of the common shares to vote in accordance with the instructions provided by the broker or other intermediary to the proxy tabulation service which will provide the information to the Company's registrar and transfer agent, Pacific Corporate Trust Company.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specifications, the management or designees, if named as proxy, will vote in favour**

of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on the 22nd day of June, 2002 as the record date (the *"Record Date"*) for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee will be entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 common shares without par value, of which 2,060,364 common shares were issued and outstanding as of the Record Date.

Only the holders of common shares are entitled to vote at the Meeting and are entitled to one vote for each common share held. Holders of common shares of record on June 22, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons and/or Company's beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Gordon F. Lee (1) 721 North Sierra Drive Beverly Hills, CA 90210	600,193	29.13 %
Gail Y. Wright 5423 Monte Bre Place West Vancouver, BC V7W 3A8	384,805	18.68%

(1) Included in Gordon F. Lee's position are 133,332 common shares owned by Bentley Communications Corp. Mr. Lee is the President and a director and controlling shareholder of Bentley Communications Corp.

As of the 22nd day of June, 2002 the directors and senior officers as a group owned beneficially, directly and indirectly, 163,222 common shares of the Company, representing 7.92 % of the presently issued and outstanding common shares of the Company.

ADVANCE NOTICE OF MEETING

The Advance Notice of the Meeting inviting nominations for directors of the Company was mailed to the British Columbia Securities Commission and to the TSX Venture Exchange (the *"TSX"*) and was published in the Province newspaper in Vancouver, British Columbia on the 30th day of May, 2002.

4

NATURE OF OPERATIONS

The Company is a development stage public company listed on the TSX under an inactive designation.

The Company's corporate jurisdiction is the State of Wyoming, USA and it is extra provincially registered in British Columbia.

In accordance with TSX Policy 2.6, effective October 31, 2000, the Company resumed trading under the inactive designation. Under the policy, the Company is required to begin its reorganization within 12 months of being designated inactive and is required to achieve tier maintenance requirements no later than 18 months, failing which trading in the securities of the Company may be suspended. The Company was notified by the TSX that if it was unable to achieve active status by May 16, 2002, the Company may be suspended from trading on the TSX. Pursuant to its planned reactivation, the Company halted trading in its stock and expects that the halt will be effective until the TSX has had an opportunity to review the documentation relating to the Company's reactivation. As set out in this Information Circular, the Company is seeking shareholder approval to a debt settlement and private placement pursuant to its reactivation. However, there are no assurances that the TSX will not suspend trading in the Company's stock in the meantime.

The Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. These prohibitions will remain in effect until further notice. As part of the reorganization, the Company entered into a debt settlement agreements with a creditor, which creditor is also an insider of the Company. (see Interest of Insiders in Material Transactions).

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

The Company has two executive officer and three directors. No remuneration and no other cash compensation, including salaries, fees, commissions and bonuses was paid to the executive officers in their capacity as such for the year ended February 28, 2002.

For the year ended February 28, 2002, no compensation was paid to the Company's directors in their capacity as such.

There is no other employment remuneration which exceeds $10,000 in aggregate, except during the year the Company paid $30,000 (2001 - $30,000; 2000: $30,000) for consulting services, $4,500 (2001 - $4,500; 2000: $4,200) for accounting services paid to a company controlled by a director of the Company and nil ($2001 - $300; 2000- $18,000) for management fees to a former director.

Related party advances consist of advances from directors and officers of the Company and companies controlled by directors or officers of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

There is no arrangement for compensation with respect to termination of executive officers in the event of change of control of the Company.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Occupation (a)	Year (b)	Salary (c)	Bonus (d)	Other Annual Compensation (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units (g)	LTIP Payouts (h)	All Other Compensation (i)
Anton J. Drescher President/Director	2002	Nil	Nil	$30,000	Nil	Nil	Nil	$4,500
	2001	Nil	Nil	$30,000	Nil	Nil	Nil	$4,500
	2000	Nil	Nil	$30,000	Nil	Nil	Nil	$4,200
Norman J. Bonin Director/Secretary	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Drescher Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gordon F. Lee former President/Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	$300	Nil	Nil	Nil	Nil
	2000	Nil	Nil	$18,000	Nil	Nil	Nil	Nil

Options to Purchase Securities

During the last fiscal year of the Company ended February 28, 2002, the Company did not grant to its directors, officers and employees options to purchase securities. No stock options were exercised during the last completed fiscal year. The Company, having been deemed inactive, is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. These prohibitions will remain in effect until further notice. There are no outstanding incentive stock options.

Plans and Other Compensation

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time. Other than as disclosed herein, the Company has not paid any additional compensation to its directors and senior officers for the fiscal year ended February 28, 2002.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

It is anticipated that the proposed board of directors and current management will be participating in the proposed "Shares for Debt" and "Private Placement" as set out in *Additional Equity Issuances.*

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Amisano Hanson, Chartered Accountants, of #604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.

Pacific Corporate Trust Company is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company has no management agreements with persons who are not officers or directors of the Company, except for $2,500 per month paid for administrative services to a management company controlled by Anton Drescher, a director of the Company

PARTICULARS OF MATTERS TO BE ACTED UPON

Item 1 Financial Statements

The audited financial statements of the Company for the fiscal year ended February 28, 2002 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting.

Item 2 Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration. The Board of Directors of the Company recommends that the shareholders re-appoint Amisano Hanson, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless otherwise directed, the persons named in the enclosed form of proxy will vote for the appointment of Amisano Hanson, Chartered Accountants, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

Item 3 Election of Directors

It is proposed that the following persons will be nominated at the Meeting. **It is the intention of the management designees, if named as proxyholder, to vote for the election of these persons to the Board of Directors unless otherwise directed.** Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the *Wyoming Business Corporations Act.* The following information relating to the nominees as directors is based

partly on the Company's records and partly on information received by the Company from the nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the year in which he first became a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Name, Municipality of Residence and Position Held with the Company	Chief Occupation	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Year First became a Director
Anton J. Drescher* *Burnaby, BC* *President/Director*	*Chief Financial Officer of USA Video Interactive Corp. since 1993 and Director from 1994 to present; President/Director of Cal-Star Inc. from 2001 to present (formerly Secretary Treasurer from 1997 to 2001); Secretary Treasurer/ Director of iQuest Networks Inc. from 1996 to present; President/Director of International Tower Hill Mines Ltd. from 1990 to present; President of Westpoint Management Consultants Limited of Vancouver, BC since 1979; President of Harbour Pacific Capital Corp. since 1998; Certified Management Accountant since 1981.*	*163,222 Common Shares*	*1997*
Norman J. Bonin* *Sechelt, BC* *Secretary/Director*	*President/Director of Direct Disposal Corp. since 1993; Director of Cal-Star Inc. from 2000 to present; Director of International Tower Hill Mines Ltd. from 1988 to present; former Director of USA Video Interactive Corp. from 1998 to 2000*	*Nil*	*2000*
Gary J. Drescher* *Vancouver, BC* *Director*	*President and sole shareholder of Python Technologies Ltd. of Vancouver, BC, an electronics consulting firm since 1989; Director of Cal-Star Inc. from 1994 to present; former Director of USA Video Interactive Corp. from 1992 to 2000.*	*Nil*	*1994*
Dr. Gerald D. Wright *West Vancouver, BC* *Nominee Director*	*President/CEO, Cypress Consulting Services Inc., West Vancouver, B.C.; former Chairman/CEO, Asia Pacific Resources Ltd. from August 1998 to March, 2001; former CEO, Asia Pacific Resources Ltd. from 1991 to March 2001; former Director, Asia Pacific Resources Ltd. from June 1987 to March 2001; B Sc., Ph D Engineering (Queens Univ., Belfast, N. Ireland); Registered P.Eng in the Province of British Columbia since 1980.*	*Nil*	*N/A*
Suchada Sanksuwan *Bangkok, Thailand* *Nominee Director*	*President, Amanta Ltd., Bangkok, Thailand.; President, Arial Architects Ltd., Bangkok, Thailand; B Arch, MBA (Chulalongkorn Univ., Bangkok).*	*Nil*	*N/A*
David Pierce Long *Dublin, Ireland* *Nominee Director*	*Managing Director, Dublin Sports Cafe, Dublin, Ireland.; Managing Director, Dublin Direct Limited, Dublin, Ireland; B Sc, M Sc Engineering (Queens Univ., Belfast, N. Ireland).*	*Nil*	*N/A*

* Member of the Audit Committee. The Board of Directors does not have an Executive Committee.

Item 4 Change of Business

At the Meeting, the shareholders will be asked to approve a change in the Company's main business focus to mining and mineral exploration, production and marketing by the acquisition of one or more mining properties.

Under the rules of the TSX, a change of business and/or a material acquisition by a listed company requires shareholder approval. At the Meeting, the shareholders will be asked to approve the change in the Company's primary business focus and the acquisition by the Company of one or more mining properties through a direct purchase or by way of a corporate acquisition. The consideration for such an acquisition or acquisitions will be comprised of cash, shares or a combination of the two. The Company currently intends to target acquisitions:

- consisting of mineral properties in Thailand that provide the potential to create a core area and increase exploration and development prospect inventory in these core areas; and

- that add premium quality, long life reserves at an attractive cost, with the potential to accelerate production and cash flow while adding reserves.

The Company has negotiated to acquire a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property, located in Satun Province, Southern Thailand (the "LANGU Property") from Amanta Ltd., a private Thai investment and development company controlled by Suchada Sanksuwan, , a nominee director of the Company. Following some preliminary prospecting work, Amanta Ltd. applied in April 2002 for two Special Prospecting Licences ("SPLs") covering an area of about 25 square kilometers on the LANGU Property. The SPLs have been accepted for processing by the Thai Department of Mineral Resources and are expected to be issued by August or September 2002.

SPLs are the only effective way to secure title in Thailand. Applications are treated on a first come, first served basis. Once the SPLs have been filed with the appropriate documentation and payment of land rental fees, the area specified in the SPLs is reserved and all other applications for the same area lodged at a later date will be rejected. The SPL is an exclusive license valid for up to three years and renewable for two more years. The SPL holder has the right to apply for a mining license.

Subject to the issuance by the Thai Department of Mineral Resources of the SPLs, the Company proposes to acquire a 100% working/beneficial interest in the SPLs by paying Amanta Ltd. the sum of US$50,000, recognizing certain costs and efforts to date, together with a net smelter royalty of 2% should the LANGU Property be taken to production. The Company will commit to fund and complete an agreed exploration program over the next 12 months at a minimum cost of US$100,000.

If the shareholders approve the acquisition and the Company acquires the SPLs, the Company proposes to carry out a two phase work program on the SPLs over the course of the next two years for a total cost of approximately $358,400 US, as follows:

PHASE I

Description of Work	*Approx. Cost US $*	*Timing*
Geochemistry testing	$ 3,000	September 2002
Linecutting (GPS control)	6,000	October - December 2002
Geological mapping	8,000	December 2002 - January 2003
Soil sampling	2,000	November 2002 - January 2003
Sample preparation/assay	40,000	December 2002 - February 2003

Description of Work	*Approx. Cost US $*	*Timing*
Magnetic survey	6,400	January - February 2003
Plotting/interpretation (Internal)	0	March 2003
Detailed geochemistry	2,000	April - May 2003
Sample preparation/assay	8,000	May 2003
Trenching	3,000	June - July 2003
Sample preparation/assay	3,000	August 2003
Petrographic work	4,000	August 2003
Interpretation/reporting (Internal)	0	August - September 2003
Project design/supervision	12,000	September 2002 - September 2003
Car rental and fuel	10,000	September 2002 - September 2003
Field equipment	3,000	September 2002 - September 2003
TOTAL COST:	**$ 110,400**	

(1) Sample lines at 250 meters spacing, samples at 25 meters interval. Total samples 3,000.

Assuming that after completion of the Phase I work program drill targets are identified, the Company will carry out a Phase II work program as follows:

PHASE II

Description of Work	*Approx. Cost US $*	*Timing*
Drilling of 1,000 m. cored holes	$ 100,000	November 2003 - March 2004
Drilling of 1,000 m. RC holes	60,000	April - June 2004
Assay and sample preparation	30,000	April - June 2004
Petrographic work	5,000	November 2003 - June 2004
Project design and supervision	18,000	November 2003 - June 2004
Car rental and fuel	10,000	November 2003 - June 2004
Field equipment	5,000	November 2003 - June 2004
Hardware/interpretation software	20,000	November 2003 - June 2004
TOTAL:	**$ 248,000**	

The majority of the funds raised from the proposed private placement of $650,000.00 will be spent on the acquisition of the SPLs and the work programs. Any additional funding required for the work programs is expected to be raised by way of additional private placement(s).

The proposed acquisition is subject to the completion of a satisfactory independent engineering report and to regulatory acceptance.

The Company has received a preliminary Report dated June 2002 from BFS Consult Asia Ltd. Co. (the "Report") regarding the SPLs. Highlights of the Report are as follows.

Location and Access

The Langu prospect area is located in Southern Thaland, 12 kilometres north of the village of Langu. The village of Langu is 40 kilometres north of the provincial capital Satun, along the highway between Satun and Trang. Langu is located on a major road and from Langu to the prospect area the area is accessible largely paved secondary roads with only the last few kilometres over a hard dirt road, passable, after heavy downpour. The nearest airport is Hat Yai 70 kilometres east from Satun. Hat Yai is the commercial capital of

the South of Thailand, served by several daily flights from Bangkok. It is also an international airport for flights from Singapore and Malaysia.

The Ordovician and Siluro-Devonian rocks of southern Thailand are reasonably well exposed as an irregular and discontinuous north-south belt in central peninsular Thailand from the Malaysian boarder near Satun and northward through the Langu district, along both flanks of the mountainous area that forms the backbone of southern peninsular Thailand.

The rocks are composed of a conformable sequence of siliclastic and carbonate rocks of late Cambrian through to the earliest Devonian, including black shale units, nodular limestone, chert and a variety of sandy carbonate rocks and decalcified limestone.

The sequence contains alternating marine carbonates and clastic successions, amongst which the occurrence of ferruginous concretions and pyrite nodules in the Pa Kae formations, attributed to a deeper marine environment, are of note.

Overlying the Pa Kae formation are respectively euxinic marine black shale and chert, shallow water limestone, a deeper water nodular red limestone and a series of black shales and other clastic rocks. This is topped off by massive dolomite and dolomitic limestone indicating a marine regression towards the Devonian.

Structural deformation has mainly taken place along high angle faults trending NE and seems to be in line with the general structural trend as in the areas to the north near Phuket and Phang Nga, where mapping has been more detailed. Little is known about displacement in the vertical sense. It is assumed that most movement would have been laterally though no direct evidence other than correlation with more northern areas of the Thai peninsula is at hand.

Geology and Mineralization of the Stibnite Quarry

The first reports of gold mineralization found in the area refer to a small stockpile of decalcified limestone rocks with arseno-pyrite concentrations. Rock samples from this stockpile, found at the edge of a small flooded pit in the stibnite quarry, reportedly carried high gold grades of the order of several ounces per ton.

The small stockpile was the only location found to have significant grades and no correlation was possible between the rocks of the stockpile and rocks in outcrop as, according to the quarry owner, the rocks originated from the flooded pit.

Other mineralization in the quarry area consists of stibnite in stibnite-calcite veins and other variations of stibnite such as along shear planes. Low grade gold is associated with these mineral types.

Results of Sampling

The following samples were taken in the quarry area:

Sample No.	Location	Assay Result
0251	Limestone/siltstone from stibnite outcrop	0.24 g/t Au.
0252		0.27 g/t Au.
0253	Silty limestone float at flooded stibnite pit	5.09 g/t Au.
0254		3.70 g/t Au.
0255		29.4 g/t Au.
0256	Silty limestone float or sub outcrop	16.2 g/t Au.

0257		*36.1 g/t Au.*
0258	*Silty limestone from stockpile near crusher*	*187 g/t Au.*
0260		*0.66 g/t Au.*

In all the high grade samples gold appears to be intimately associated with dense concentrations of needle like crystals of arseno-pyrite.

In the case of material acquisitions, the TSX has the discretion to review the particular acquisition and to determine whether or not the acquisition will be permitted and, if permitted, may require shareholder approval. By providing advance acquisition approval, the shareholders will only be satisfying the shareholder approval requirement which might otherwise be imposed by the TSX in exercising its discretion. Any acquisition proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval of the TSX and the following additional restrictions:

- it must be substantially with parties at arm's length to the Company;
- it cannot materially affect control of the Company; and
- it must be completed within a twelve (12) month period following the date the advance shareholder approval is given.

In any event, the TSX retains the discretion to review potential acquisitions, including the reasonableness of the consideration being offered, and whether specific shareholder approval will be required.

In anticipation that the Company will enter into one or more agreements in the next 12 months that will result in the acquisition of one or more mining properties in Thailand and Southeast Asia, the shareholders are being asked to approve a resolution as follows:

1. to approve the change of the Company's primary business focus to mining and mineral exploration, production and marketing;
2. to authorize the Company to enter into one or more agreements in the next 12 months that will result in the acquisition of one or more mining properties, including the acquisition from Amanta Ltd. of the SPLs for $50,000 US;
3. to approve the consideration to be paid for any such acquisition or acquisitions to be comprised of cash or common shares or any combination thereof as the Board of Directors of the Company shall approve; and
4. to authorize any one director or officer of the Company to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

The resolution requires the approval of a majority of the votes cast in respect of the matter at the Meeting. The persons named in the Proxy furnished by the Company intend, unless otherwise directed, to vote in favour of the foregoing resolution.

Item 5 Change of Name

The shareholders will be asked to pass a resolution to change the name of the Company to *"Amanta Resources Ltd."* or such other name as may be acceptable to the Directors of the Company and to the regulatory authorities having jurisdiction over it. The Directors of the Company believe that the new name will more

accurately reflect the intended business operations of the Company and they request that shareholders approve the change.

The resolution requires the approval of a majority of the votes cast in respect of the matter at the Meeting. The persons named in the Proxy furnished by the Company intend, unless otherwise directed, to vote in favour of the foregoing resolution.

Item 6 Private Placement

The Company has arranged a private placement of up to 6,500,000 units in the capital stock of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant (the *"Warrant"*), exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.20 per share. The common shares issued as part of the units and upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units.

The private placement proceeds received by the Company will be used for the acquisition and exploration of gold properties in Thailand (see *"Change of Business"* herein), to pay outstanding debts and for general working capital.

The issuance of the private placement units is subject to regulatory acceptance. A change of control will result upon completion of this private placement. Amanta Ltd. has agreed to acquire 2,000,000 units under the proposed private placement, which will result in Amanta Ltd. owning more than 20% of the issued and outstanding share capital of the Issuer after completion of the private placement. Amanta Ltd. is a private Thailand company beneficially owned by Suchada Sanksuwan, a nominee director of the Company. As well, Dr. Gerald Wright, a nominee director of the Company and a minority shareholder in Amanta Ltd. has agreed to purchase 1,000,000 units under the proposed private placement, which will result in Dr. Wright owning more than 10% of the issued and outstanding share capital after completion of the private placement.

The resolution requires the approval of a majority of the votes cast in respect of the matter at the Meeting. The persons named in the Proxy furnished by the Company intend, unless otherwise directed, to vote in favour of the foregoing resolution.

Item 7 Shares for Debt

In the event that shareholder approval to the private placement of 6,500,000 units is not received or management elects not to proceed with the private placement, the Company has agreed in principle to issue an aggregate of 1,272,860 common shares in its capital stock to Anton J. Drescher, President and a director of the Company at a deemed price of $0.10 per share in settlement of its indebtedness to Anton J. Drescher in the aggregate amount of $127,286.00. The proposed issuance of shares for debt is subject to regulatory acceptance.

At the present time to the best of management's knowledge, information and belief, one shareholder (Gordon F. Lee) represents a 29.13% interest in the issued and outstanding shares of the Company. The debt settlement, if approved by shareholders and thereafter by the TSX, will represent 38.13% of the issued and outstanding shares of the Company. Upon completion of the debt settlement Anton J. Drescher, President of the Company, would have effective voting control of the Company and accordingly, the transaction would result in a change of control. If, however, the Company is able to consummate, subject to shareholder and regulatory approval, the proposed private placement of 6,500,000 units this proposed shares for debt settlement will not proceed and the debt would be repaid with cash.

Anton J. Drescher will not be permitted to vote his shares on the shares for debt resolution.

The resolution requires the approval of a majority of the votes cast in respect of the matter at the Meeting. The persons named in the Proxy furnished by the Company intend, unless otherwise directed, to vote in favour of the foregoing resolution.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.

CERTIFICATE

The contents and the sending of this Information Circular have been approved by the directors of the Company. The foregoing contains no untrue statement of material fact and does not omit to state a material fact which is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 19th day of July, 2002.

By Order of the Board of

CAL-STAR INC.

"Anton J. Drescher
ANTON J. DRESCHER,
President

"Norman J. Bonin"
NORMAN J. BONIN,
Chief Financial Officer

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc. *(formerly Future Link Systems Inc.)*	*February 28, 2002*	02/05/13

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1B3	604-685-5777	604-685-1017

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton Drescher	Director	604-685-1017

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anton Drescher"	ANTON DRESCHER	02/05/13
"Gary Drescher"	GARY DRESCHER	02/05/13

(Electronic signatures should be entered in "quotations")

CAL-STAR INC.

(formerly Future Link Systems Inc.)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and 2001

(Stated in Canadian Dollars)

16

TERRY AMISANO LTD.
KEVIN HANSON. C.A.

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Cal-Star Inc.
(formerly Future Link Systems Inc.)

We have audited the consolidated balance sheets of Cal-Star Inc. (formerly Future Link Systems Inc.) as at February 28, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
May 2, 2002

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus

CAL-STAR INC.
(formerly Future Link Systems Inc.)
CONSOLIDATED BALANCE SHEETS
February 28, 2002 and 2001
(Stated in Canadian Dollars)

ASSETS	2002	2001
Current		
Cash	$ 783	$ 141
Accounts receivable	1,111	1,102
Prepaid expenses	1,719	1,258
	3,613	2,501
Capital assets – Note 4	731	914
	$ 4,344	$ 3,415
LIABILITIES		
Current		
Accounts payable – Note 5	$ 24,735	$ 402,972
Due to related parties – Note 5	108,686	27,947
	133,421	430,919
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	5,564,606	5,564,606
Deficit	(5,693,683)	(5,992,110)
	(129,077)	(427,504)
	$ 4,344	$ 3,415

Nature and Continuance of Operations – Note 1
Subsequent Event – Note 9

APPROVED BY THE DIRECTORS:

"Anton Drescher" ______________________, Director

"Gary Drescher" ______________________, Director

SEE ACCOMPANYING NOTES

CAL-STAR INC.
(formerly Future Link Systems Inc.)
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
for the years ended February 28, 2002 and 2001
(Stated in Canadian Dollars)

	2002	2001
Administrative Expenses		
Accounting, audit and legal fees – Note 5	$ 11,699	$ 19,242
Amortization	183	228
Consulting fees – Note 5	30,000	30,000
Filing fees	5,171	8,019
Management fees – Note 5	-	300
Office and miscellaneous	4,052	3,864
Rent	12,000	18,000
Telephone	-	1,222
Transfer agent	3,706	3,480
Loss before Other	(66,811)	(84,355)
Other:		
Foreign exchange loss	(6,493)	(40,438)
Gain on write-off of accounts payable – Note 2	371,731	226,535
	365,238	186,097
Net income for the year	298,427	101,742
Deficit, beginning of the year	(5,992,110)	(6,093,852)
Deficit, end of the year	$ (5,693,683)	$ (5,992,110)
Basic and diluted earnings per share	$ 0.14	$ 0.08

SEE ACCOMPANYING NOTES

CAL-STAR INC.
(formerly Future Link Systems Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended February 28, 2002 and 2001
(Stated in Canadian Dollars)

	2002	2001
Operating Activities		
Net income for the year	$ 298,427	$ 101,742
Add (deduct) items not involving cash:		
Amortization	183	228
Gain on write-off of accounts payable	(371,731)	(226,535)
	(73,121)	(124,565)
Changes in non-cash working capital balances:		
Accounts receivable	(9)	210
Prepaid expenses	(461)	(5)
Accounts payable	(7,006)	60,905
Due to related parties	81,239	63,040
Increase (decrease) in cash during the year	642	(415)
Cash, beginning of the year	141	556
Cash, end of the year	$ 783	$ 141

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

CAL-STAR INC.
(formerly Future Link Systems Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2002 and 2001
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The company is a development stage public company listed on the TSX Venture Exchange ("TSX"). Effective October 31, 2000, the company was considered inactive by the TSX. If the company is unable to achieve active status by May 16, 2002, the company may be suspended from trading on the TSX. The company is currently reviewing new business opportunities.

These consolidated financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $129,808 as at February 28, 2002 and has accumulated losses totalling $5,693,683 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Cal-Star Inc.'s (formerly Future Link Systems Inc.), ("Cal-Star") corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

On August 23, 2001, the Company changed its name from Future Link Systems Inc. to Cal-Star Inc.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

The consolidated financial statements for the year ended February 28, 2002 include the accounts of the Company and Adnet USA LLC, a 50% owned inactive joint venture. Investments in joint ventures are accounted for using the proportionate consolidation method, whereby the company's proportionate share of revenues, expenses, assets and liabilities are included in the accounts. All inter-company balances and transactions have been eliminated on consolidation.

(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation – (cont'd)

The financial statements for the year ended February 28, 2001, include the accounts of the Company, Adnet USA LLC and its inactive wholly owned subsidiary, Future Media Technologies, Inc., a company incorporated under the laws of the State of Illinois, USA on June 24, 1993. The company accounted for its investment in this subsidiary by using the purchase method of accounting. All significant inter-company transactions and balances were eliminated.

During the year ended February 28, 2002, the Company abandoned Future Media Technologies, Inc. There was no gain or loss on the abandonment as Future Media Technologies, Inc. had no assets or liabilities at the time it was abandoned and did not have any operations during the prior two years, other than the gains on write-offs of accounts payable of $366,746, during the year ended February 28, 2002 and $226,535 during the year ended February 28, 2001.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

(c) Basic and Diluted Earnings (loss) Per Share

Basic earnings (loss) per share (EPS) is calculated by dividing income applicable to common shareholders by the weighted-average number of shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common shares. There are no dilutive securities. Therefore there was no difference in the calculation of basic and diluted EPS.

(d) Foreign Currency Translation

(i) Translation of foreign transactions

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income except for unrealized gains or losses on long-term debt which are deferred and amortized over the remaining life of the debt.

Note 2 Significant Accounting Policies – (cont'd)

(d) Foreign Currency Translation – (cont'd)

(ii) Translation of foreign operations

The company's former subsidiary, Future Media Technologies, Inc. and Adnet USA LLC are integrated foreign subsidiaries. Their financial statements are translated using the temporal method. Under this method, monetary assets are translated at the year-end exchange rate, non-monetary assets are translated at historical rates and revenue and expenses are translated at the average exchange rate during the year.

(e) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and due to related parties approximates fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f) Income Taxes

Effective January 1, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants ("CICA"). The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Adnet USA LLC Joint Venture

The company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which are due to the company.

The company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the years ended February 28, 2002 and 2001.

(Stated in Canadian Dollars)

Note 4 Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Office equipment	$ 6,047	$ 5,316	$ 731	$ 914

Note 5 Related Party Transactions – Notes 3 and 9

The company incurred the following amounts charged by directors and companies controlled by directors of the company:

	2002	2001
Accounting fees	$ 4,500	$ 4,500
Consulting fees	30,000	30,000
Management fees	-	300
	$ 34,500	$ 34,800

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable at February 28, 2002 includes $1,605 (2001: $22,041) due to a company controlled by a director of the company.

Due to related parties at February 28, 2002 includes $108,686 (2001: $27,447) due to directors of the company.

The amounts due to related parties and included in accounts payable are non-interest bearing, unsecured and are payable on demand.

(Stated in Canadian Dollars)

Note 6 Share Capital

i) Authorized:

50,000,000 common shares without par value

ii) Issued:

	Number	$
Balance, February 29, 2000	1,580,200	5,031,095
Shares issued pursuant to debt settlements – at $0.21	2,540,528	533,511
Balance, February 28, 2001	4,120,728	5,564,606
Share consolidation:		
1 new share for 2 old shares	(2,060,364)	-
Balance, February 28, 2002	2,060,364	5,564,606

Note 7 Corporate Income Tax Loss Carry-Forwards

The company has accumulated non-capital losses, which expire commencing in 2019, totalling approximately $550,000. The potential tax benefit of these losses, if any, has not been recorded in the consolidated financial statements.

Note 8 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. During the year ended February 28, 2001, the company issued 2,540,528 common shares at $0.21 per share pursuant to shares for debt agreements totalling $533,511, in respect to accounts payable, $8,025, and in respect to due to related parties, $525,486. This transaction was excluded from the statements of cash flows.

Note 9 Subsequent Event

Subsequent to February 28, 2002, a director of the Company advanced $16,500 to the Company. This amount is non-interest bearing, unsecured and is payable on demand.

25

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

______ Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc. (formerly Future Link Systems Inc.)	February 28, 2002	02/05/13

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1B3	604-685-5777	604-685-1017

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton Drescher	Director	604-685-1017

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anton Drescher"	ANTON DRESCHER	02/05/13
"Gary Drescher"	GARY DRESCHER	02/05/13

(Electronic signatures should be entered in "quotations")

26

CAL-STAR INC.
(formerly Future Link Systems Inc.)
FORM 51 - ANNUAL REPORT
for the year ended February 28, 2002

Schedule A. Financial Statements
- See attached financial statements

Schedule B. Supplementary Information

1. Analysis of expense and deferred costs:

   General and administrative expenses
   - See attached consolidated financial statements

2. Related party transactions:
   - See Note 5 to the consolidated financial statements

3. Summary of securities issued and options granted during the period:
   a) Summary of common shares issued during the period: Nil
   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:
   a) Authorized share capital:
      - See Note 6 to the consolidated financial statements
   b) Number and recorded value for shares issued and outstanding:
      - See Note 6 to the consolidated financial statements
   c) Summary of options, warrants and convertible securities outstanding: Nil
   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers: Anton Drescher, President and Director
   Gary Drescher, Director
   Norman Bonin, Director and Secretary

Schedule C. Management Discussion
- See attached

27

CAL-STAR INC.
(formerly Future Link Systems Inc.)
FORM 51 - ANNUAL REPORT
for the year ended February 28, 2002

Schedule C: Management Discussion

NATURE OF OPERATIONS

The Company is a development stage public company listed on the TSX Venture Exchange ("TSX") (formerly the Canadian Venture Exchange) under an inactive designation.

Cal-Star Inc.'s (formerly Future Link Systems Inc.) corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

In accordance with TSX Venture Exchange Policy 2.6, effective October 31, 2000, the Company resumed trading under the inactive designation. If the company is unable to achieve active status by May 16, 2002, the Company may be suspended from trading on the TSX.

The Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. These prohibitions will remain in effect until further notice. As part of the reorganization, the Company completed debt settlement agreements with various creditors of the Company and a share consolidation of two (2) old common shares for one (1) new common share.

EQUITY FINANCING

The Company did not issue any securities nor were any stock options granted during the year ended February 28, 2002.

CORPORATE BUSINESS

a) General and Administrative costs for the year ended February 28, 2002 were $66,811 as compared to $84,355, a decrease of $17,544. The reduction was due in part to filing fees decreasing $2,848 to $5,171 for the year ended February 28, 2002. Accounting, audit and legal costs decreased $7,543 to $11,699 for the year ended February 28, 2002 from $19,242 (February 28, 2001). Rent decreased $6,000 to $12,000 as compared to $18,000 for the year ended February 28, 2001. Telephone charges decreased $1,222 to nil for the year ended February 28, 2002 from $1,222 (February 28, 2001). Consulting fees totalling $30,000 were incurred for the year ended February 28, 2002 (February 28, 2001 - $30,000) by a company controlled by an individual who is a director of the Company. Consulting services rendered include assisting in the re-organization of the Company, liaison with the Company's auditors and lawyers and completing regulatory filings. The Company had a foreign exchange loss of $6,493 for the year ended February 28, 2002 as compared to a foreign exchange loss of $40,438 (February 28, 2001), a decrease of $33,945. The Company also had a Gain on write-off of accounts payable of $371,731. These accounts payable, which were written off, were incurred by a former subsidiary of the company, Future Media Technologies Inc. which has been dissolved.

b) The Company did not incur any specific expenditures relating to investor relations activities for the year ended February 28, 2002 and up to the date of this report. Investor relations activities were conducted in-house by management.

OTHER

Pursuant to a special resolution passed by shareholders August 23, 2001, the Company has consolidated its capital on a one-new-for-two-old basis. The name of the Company has also been changed from Future Link Systems Inc. to Cal-Star Inc.

Effective at the open of September 28, 2001, the common shares of Cal-Star Inc. commenced trading on the TSX Venture Exchange and the common shares of Future Link Systems Inc. were delisted.

PRECONSOLIDATION

Capitalization:	50 million shares with no par value of which 2,060,364 shares are issued and outstanding
Escrow:	Nil
Transfer Agent:	Pacific Corporate Trust Com
Symbol	CAI (new)
Cusip No.:	128035 10 2 (new)

02 2406

CAL-STAR INC.
(*formerly* Future Link Systems Inc.)
Suite 507 - 837 West Hastings Street
Vancouver, BC V6C 3N6

02 AUG -6 AM 11:56

INSTRUMENT OF PROXY

ANNUAL GENERAL MEETING
AUGUST 22, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned, being a shareholder of **CAL-STAR INC.** (the *"Company"*), hereby appoints ANTON DRESCHER, a director of the Company, or failing him, NORMAN J. BONIN, a director of the Company, or failing both of them ________________ or ________________ as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on August 22, 2002 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified. The undersigned hereby authorizes the proxyholder to demand a poll. **If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the same name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.**

Voting Choice on Resolutions

1. To appoint Amisano Hanson, Chartered Accountants, as the auditors of the Company until the next annual general meeting and to authorize the directors to fix the remuneration to be paid to the auditor of the Company.

   FOR ________________ WITHOLD VOTE ________________

2. To elect the following persons as directors of the Company for the ensuing year:

Anton J. Drescher	FOR	________	WITHOLD VOTE	________
Norman J. Bonin	FOR	________	WITHOLD VOTE	________
Gary Drescher	FOR	________	WITHOLD VOTE	________
Dr. Gerald D. Wright	FOR	________	WITHOLD VOTE	________
Suchada Sanksuwan	FOR	________	WITHOLD VOTE	________
David Pierce Long	FOR	________	WITHOLD VOTE	________
________________	FOR	________	WITHOLD VOTE	________

3. To approve a resolution to:

   - approve the change of the Company's primary business focus to mining and mineral exploration, production and marketing;

- authorize the Company to enter into one or more agreements in the next 12 months that will result in the acquisition of one or more mining properties, including the acquisition from Amanta Ltd. of a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property located in the Satun Province, Southern Thailand, for $50,000.00 US;

- approve the consideration to be paid for any such acquisition or acquisitions to be comprised of cash or common shares or any combination thereof as the Board of Directors of the Company shall approve; and

- authorize any one director or officer of the Company to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

FOR ________________ AGAINST ____________

4. To approve a resolution to change the name of the Company to *"Amanta Resources Ltd."* or such other name as may be acceptable to the directors of the Company and to the regulatory authorities having jurisdiction over it.

FOR ________________ AGAINST ____________

5. To approve a private placement of up to a total of 6,500,000 units in the capital stock of the Company as disclosed in the Information Circular dated July 19th, 2002 to various investors at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each one warrant entitles the holder thereof to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units.

FOR ________________ AGAINST ____________

6. To approve a resolution to authorize the Company to issue 1,272,860 common shares at a deemed price of $0.10 per share to Anton J. Drescher in settlement of outstanding debts owed to him in the amount of $127,286, as more particularly set out in the accompanying Information Circular.

FOR ________________ AGAINST ____________

The shares represented, by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given.

Executed on the ___________ day of __________________, 2002.

________________________________ ________________________________

Number of Shares Held *Signature of Shareholder*

____

Name of Shareholder (Please Print)

____

Address

____

City/Province

____

Zip/Postal Code

NOTES:

Complete this form of proxy and deposit with, mail to or send by facsimile transmission to Pacific Corporate Trust Company, #830, 625 Howe Street, Vancouver, BC, V6C 3B8. The proxy must be received at Pacific Corporate Trust Company at least 24 hours prior to the scheduled time of the meeting at which such proxy is to be used or by the Chairman of the meeting at the scheduled commencement of the meeting.

Failure to comply with the time deadlines set out will result in your proxy being invalid.

A proxy will not be valid unless it is dated and signed by the shareholder or the shareholder's attorney in writing and, in such case, the form of power of attorney must be attached to the Proxy.

If the shareholder is a company, the Instrument of Proxy should be under its corporate seal and executed by an officer or attorney thereof duly authorized.

If a shareholder wishes to appoint a person other than those whose names are printed on the form of proxy, the shareholder should strike out the names provided and insert the name of his nominee as proxyholder in the space provided for that purpose.

CAL-STAR INC.

REQUEST TO BE ADDED TO SUPPLEMENTAL MAILING / EMAIL LIST

Please complete and return to:

Cal-Star Inc.
#507, 837 West Hastings Street
Vancouver, British Columbia, Canada V6C 3N6

Attention: Anton J. Drescher

I hereby request that my name be added to the supplemental mailing / email list maintained by the Corporation for the mailing / emailing of interim Financial Statements in accordance with National Policy No. 41. I declare that I am a shareholder of the Corporation.

PRINT NAME ______________________ SIGNATURE ______________________

ADDRESS ______________________

CITY, PROVINCE/ STATE ______________________

POSTAL CODE/ ZIP CODE ______________________

EMAIL ADDRESS ______________________

DATE ______________________

Please note: Interim Financial Statements will only be sent to the shareholders who return this request. We DO need your Postal Code or ZIP Code.